                                   FORM 11-K

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                          COMMISSION FILE NUMBER 1-4171

          THE KELLOGG COMPANY - BAKERY, CONFECTIONERY, TOBACCO WORKERS
                 AND GRAIN MILLERS SAVINGS AND INVESTMENT PLAN
                            (Full Title of the Plan)


                                 KELLOGG COMPANY
                                (Name of Issuer)

                               ONE KELLOGG SQUARE
                        BATTLE CREEK, MICHIGAN 49016-3599
                          (Principal Executive Office)

KELLOGG COMPANY
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN
CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND
THE TWO MONTHS ENDED DECEMBER 31, 2001


                                                                                                            PAGE(S)

REPORT OF INDEPENDENT AUDITORS.................................................................................1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits....................................................................2

Statement of Changes in Net Assets Available for Benefits.........................................................3

Notes to Financial Statements...................................................................................4-8

SUPPLEMENTAL SCHEDULES

Schedule I:       Schedule of Assets (Held at End of Year)........................................................9

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT AUDITORS



To the Trustees and Participants of the
Kellogg Company Bakery, Confectionery,
Tobacco Workers and Grain Millers Savings and Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 and the two months ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Battle Creek, Michigan

June 13, 2003

KELLOGG COMPANY
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND DECEMBER 31, 2001

                                                               2002           2001
ASSETS
Receivables
  Employer contributions                                   $          -   $     72,905
  Employee contributions                                                       179,221
  Interest                                                                       8,018
                                                           ------------   ------------
        Total receivables                                             -        260,144
                                                           ------------   ------------
Investments
  Plan's interest in Master Trust                           481,915,045    493,505,408
  Loans to participants                                       6,893,580      7,002,483
                                                           ------------   ------------
        Total investments                                   488,808,625    500,507,891
                                                           ------------   ------------
Total assets                                                488,808,625    500,768,035
                                                           ------------   ------------
LIABILITIES
Accrued investment service fees                                  27,765         34,459
                                                           ------------   ------------
        Total liabilities                                        27,765         34,459
                                                           ------------   ------------
        Net assets available for benefits                  $488,780,860   $500,733,576
                                                           ============   ============



                 See accompanying notes to financial statements

KELLOGG COMPANY
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                FOR THE
                                                         FOR THE YEAR          TWO MONTHS
                                                             ENDED               ENDED
                                                       DECEMBER 31, 2002    DECEMBER 31, 2001

Contributions
  Employer                                               $   4,879,653        $     814,470
  Employee                                                  12,131,802            2,007,008
  Rollovers from other qualified plans                         849,629
                                                         -------------        -------------
        Total contributions                                 17,861,084            2,821,478
                                                         -------------        -------------
Earnings on Investments
  Plan's interest in income of Master Trust                  6,827,742           11,641,598
  Interest income                                              521,872               84,336
  Trustee fees                                                 (89,648)             (21,070)
                                                         -------------        -------------
        Total earnings on investments, net                   7,259,966           11,704,864
                                                         -------------        -------------
Participant withdrawals                                    (36,616,379)          (7,960,760)
Net transfers between Plans                                   (457,387)
                                                         -------------        -------------
Net increase (decrease)                                    (11,952,716)           6,565,582
Net assets available for benefits at beginning of year     500,733,576          494,167,994
                                                         -------------        -------------
Net assets available for benefits at end of year         $ 488,780,860        $ 500,733,576
                                                         =============        =============



                 See accompanying notes to financial statements

KELLOGG COMPANY
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The Plan operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan sponsor, Kellogg Company.

     CHANGE IN PLAN YEAR
     On November 1, 2001, the Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan ("the Plan") was amended, resulting in a change in the Plan's year end to December 31. Previously, the Plan year began on November 1 and ended on October 31. As such, the Plan reported on a short Plan year for the two months ended December 31, 2001.

     INVESTMENTS
     All investments are reported at current quoted market values except for guaranteed insurance contracts, which are reported at contract value and represent contributions made plus interest at the contract rate. These contracts are maintained in the Stable Value Fund of the Kellogg Company Master Trust.

     The Plan presents in the statement of changes in net assets available for benefits the Plan's interest in income of Master Trust, which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments.

     ALLOCATION OF NET INVESTMENT INCOME TO PARTICIPANTS
     Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

     RISKS AND UNCERTAINTIES
     The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible the changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.   PROVISIONS OF THE PLAN

     PLAN ADMINISTRATION
     The Plan is administered by trustees appointed by Kellogg and employees represented by the Bakery, Confectionery, Tobacco Workers and Grain Millers Union.

KELLOGG COMPANY
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

     PLAN PARTICIPATION AND CONTRIBUTION
     Generally, all Kellogg Company hourly employees belonging to the Bakery, Confectionery, Tobacco Workers and Grain Millers Union Local Nos. 3-G, 50-G, 252-G, 274-G and 401-G are eligible to participate in the Plan.

     Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 50 percent of their annual wages. Total deferrals in any taxable year may not exceed $11,000 (or $10,500 in 2001). Until September 29, 2002, employee contributions not exceeding 5 percent of wages were matched by Kellogg Company at an 80 percent rate, with 12.5 percent of the Company match restricted for investment in the Kellogg Company stock fund. Effective September 29, 2002 employee contributions are matched by Kellogg Company at a 100% rate on the first 3 percent and a 50 percent rate on the next 2 percent with 12.5 percent of the Company match restricted for investment in the Kellogg Company stock fund. Employees may contribute to the Plan from their date of hire; however, the monthly contributions are not matched by the Company until the participant has completed one year of service.

     Participants of the Plan may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of one percent.

     VESTING
     Participant account balances are fully vested.

     PARTICIPANT LOANS
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan fund and the other funds. Loan terms range from 12 to 60 months. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through monthly payroll deductions. Loans that are considered to be uncollectible at year end result in the outstanding principal being considered a hardship withdrawal from the participant's plan account.

     PARTICIPANT DISTRIBUTIONS
     Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.

     Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum or installment payments. If the account balance is $5,000 or less, the terminated participant will receive the account balance in a lump sum or installment payments. Participants are eligible to retire from the Company at age 62, upon reaching 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant's account balance may be received in a lump sum or installment payments.

KELLOGG COMPANY
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

     TERMINATION
     While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account of each participant will be fully vested.

3.   INCOME TAX STATUS

     The Plan administrator has received a favorable letter from the Internal Revenue Service dated November 19, 1997 regarding the Plan's qualification under applicable income tax regulations as an entity exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan was submitted to the IRS in February 2002, for the purpose of requesting a favorable determination letter as to its on-going non-qualified status.

4.   KELLOGG COMPANY MASTER TRUST

     The Plan has an undivided interest in the net assets held in the Kellogg Company Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan's funds available for investment during the year.

     Kellogg Company Master Trust net assets at December 31, 2002 and 2001 and the changes in net assets for the year ended December 31, 2002 and the two months ended December 31, 2001 are as follows:

KELLOGG COMPANY
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

4.   KELLOGG COMPANY MASTER TRUST

     SCHEDULE OF ASSETS AND LIABILITIES FOR MASTER TRUST INVESTMENT ACCOUNTS

                                                  2002                 2001

Cash/Equivalents
  Interest bearing cash                     $    21,986,590     $    20,270,332
                                            ---------------     ---------------
        Total cash/equivalents                   21,986,590          20,270,332
                                            ---------------     ---------------
Receivables                                       2,227,281           3,264,407
                                            ---------------     ---------------
General Investments
  Long Term U.S. Gov't Securities                21,757,942          13,158,671
  Short Term U.S. Gov't Securities               19,216,568           4,099,850
  Corporate Debt - Long Term                      4,944,928          11,246,043
  Corporate Debt - Short Term                     7,262,014           3,415,615
  Corporate Stocks - Common                      95,922,038          88,363,576
  Commingled Funds                              164,020,605         181,917,720
  Shares of Registered Investment Company       100,512,901          79,622,761
  Guaranteed Investment Contracts               674,814,554         524,256,792
                                            ---------------     ---------------
  Total Investments                           1,088,451,550         906,081,028
                                            ---------------     ---------------
        Total investments                     1,112,665,421         929,615,767
                                            ---------------     ---------------
Payables
  Unsettled trades                               (6,909,233)           (409,909)
                                            ---------------     ---------------
        Total liabilities                        (6,909,233)           (409,909)
                                            ---------------     ---------------
        Net assets                          $ 1,105,756,188     $   929,205,858
                                            ===============     ===============
Percentage interest held by the Plan                   43.6%               53.1%

KELLOGG COMPANY
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

4.   KELLOGG COMPANY MASTER TRUST

     SCHEDULE OF CHANGES IN NET ASSETS OF MASTER TRUST INVESTMENT ACCOUNTS


                                                    FOR THE YEAR          FOR THE
                                                        ENDED         TWO MONTHS ENDED
                                                  DECEMBER 31, 2002   DECEMBER 31, 2001

Transfers from prior Trustees                      $   211,752,913    $             -
Earnings on investments
  Interest                                              34,075,591          5,560,100
  Dividends                                              7,584,737          2,021,123
  Net realized gain (loss)                             (14,486,361)         4,938,051
                                                   ---------------    ---------------
        Total additions                                238,926,880         12,519,274
                                                   ---------------    ---------------
Net transfer of assets out of investment account       (25,570,131)        (8,573,355)
Fees and commissions                                      (543,969)           (82,194)
                                                   ---------------    ---------------
        Total distributions                            (26,114,100)        (8,655,549)
                                                   ---------------    ---------------
Change in unrealized appreciation (depreciation)       (36,262,450)        13,125,161
                                                   ---------------    ---------------
Net change in assets                                   176,550,330         16,988,886
Net assets at beginning of year                        929,205,858        912,216,972
                                                   ---------------    ---------------
Net assets at end of year                          $ 1,105,756,188    $   929,205,858
                                                   ===============    ===============

KELLOGG COMPANY
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002                                                     SCHEDULE I

(a)                       (b)                                             (c)                                 (e)
                                                     DESCRIPTION OF INVESTMENT INCLUDING MATURITY
          IDENTITY OF ISSUE, BORROWER, LESSOR         DATE, RATE OF INTEREST, COLLATERAL, PAR OR
                    OR SIMILAR PARTY                                MATURITY VALUE                       CURRENT VALUE
          Loans to participants (interest rate                                                           $    6,893,580
          of 5.25% to 13.69%)

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 26, 2003                The Kellogg Company - Bakery, Confectionery,
                                    Tobacco Workers and Grain Millers Savings and Investment Plan


                                        By: /s/ John A. Bryant
                                           -------------------------------------
                                           John A. Bryant
                                           Executive Vice President and Chief
                                           Financial Officer, Kellogg Company

                         INDEX TO EXHIBITS TO FORM 11-K

EXHIBIT NUMBER            DESCRIPTION OF DOCUMENT

23                        Consent of Independent Auditors.
99.1                      Section 906 Certification by John Bryant.
99.2                      Section 906 Certification by Carlos Gutierrez.